BOX 3.  NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER  (BLOCK LETTERS)

FORM 55-102F6 INSIDER REPORT (See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1.   NAME OF THE REPORTING ISSUER  (BLOCK LETTERS)

BOX 4. JURISDICTION(S) WHERE THE

              ISSUER IS A REPORTING ISSUER

              OR THE EQUIVALENT

TALISMAN ENERGY INC.

FAMILY NAME OR CORPORATE NAME
TALISMAN ENERGY INC.
GIVEN NAMES

NO.	STREET		APT
SUITE 3400, 888 - 3RD ST. S.W.
CITY
CALGARY
PROV			POSTAL CODE
ALBERTA			T2P 5C5
	BUSINESS TELEPHONE NUMBER	CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT	YES	NO
403 - 237 - 1234 EXT
BUSINESS FAX NUMBER
403 - 231 - 3633

ALBERTA BRITISH COLUMBIA MANITOBA NEWFOUNDLAND NOVA SCOTIA	ONTARIO QUÉBEC SASKATCHEWAN

BOX 2.  INSIDER DATA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS  A  D  E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

RELATIONSHIP(S) TO REPORTING ISSUER			DATE OF LAST REPORT FILED	DD	MM	YY
1				06	11	02
			OR
CHANGE IN RELATIONSHIP FROM LAST REPORT	YES	NO	IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY

ATTACHMENT                      YES              NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE           ENGLISH     FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8     VERSION FRANGAISE DISPONIBLE SUR DEMANDE

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE			NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DD	MM	YY
COMMON SHARES	2,686,700	20	11	02	38		1,571,800	*		1,114,900

* SHARES PURCHASED PURSUANT TO NORMAL COURSE ISSUER BID WERE CANCELLED.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE		DD	MM	YY
TALISMAN ENERGY INC.		DATE OF THIS REPORT	25	11	02

BOX 6. REMARKS

FORM 55-102F6 INSIDER REPORT (See instructions on the back of this report)	ATTACHMENT PAGE

NAME (BLOCK LETTERS)	SIGNATURE		DD	MM	YY
DATE OF THIS REPORT

OSC 55-102F6 Rev. 2002 / 2 / 8     VERSION FRANGAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider’s ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 System for Electronic Disclosure by Insiders (SEDI).

BOX 1   Name of reporting issuer

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2   Insider data

Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself                                                   1

Subsidiary of the reporting issuer                                                                                              2

Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right

to a share of the profits and to its assets in case of winding up                                                 3

Director of a reporting issuer                                                                                                      4

Senior officer of a reporting issuer                                                                                             5

Director or senior officer of a security holder referred to in 3                                                     6

Director or senior officer of an insider or subsidiary of the reporting issuer,

other than in 4, 5 and 6                                                                                                              7

Deemed insider – 6 months before becoming an insider                                                           8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3  Name, address and telephone number of the insider

Provide your name, address and business telephone number.

BOX 4  Jurisdiction

Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

A  designation of class of securities held

D  present balance of class of securities held

E  nature of ownership (see List of Codes)

F  identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F :

A  Indicate a designation of the securities traded that is sufficient to identify the class, including yield,

     series, maturity.

B  Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

C Indicate for each transaction:

•

the date of the transaction (not the settlement date)

•

the nature of the transaction (see List of Codes)

•

the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value

•

the unit price paid or received on the day of the transaction, excluding the commission

•

if the report is in American dollars, check the space under “$ US”

List  of Codes

BOX 5 C Nature of transaction

General

Aquisition or disposition in the public market                                                                            10

Acquisition or disposition carried out privately                                                                          11

Acquisition or disposition under a prospectus                                                                          15

Acquisition or disposition under a prospectus exemption                                                         16

Acquisition or disposition pusuant to a take-over bid, merger or acquisition                            22

Acquisition or disposition under a purchase/ownership plan                                                    30

Stock dividend                                                                                                                          35

Conversion or exchange                                                                                                           36

Stock split or consolidation                                                                                                       37

Redemption/retraction/cancellation/repurchase                                                                       38

Short sale                                                                                                                                  40

Compensation for property                                                                                                       45

Compensation for services                                                                                                       46

Acquisition or disposition by gift                                                                                                47

Acquisition by inheritance or disposition by bequest                                                                48

Issuer Derivatives

Grant of options                                                                                                                        50

Exercise of options                                                                                                                   51

Expiration of options                                                                                                                 52

Grant of warrants                                                                                                                      53

Exercise of warrants                                                                                                                 54

Expiration of warrants                                                                                                               55

Grant of rights                                                                                                                           56

Exercise of rights                                                                                                                      57

Expiration of rights                                                                                                                    58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative                                                       70

Exercise of third party derivative                                                                                               71

Other settlement of third party derivative                                                                                  72

Expiration of third party derivative                                                                                            73

Miscellaneous

Change in nature of ownership                                                                                                 90

Other                                                                                                                                         97

D  Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E  Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership                                                                                                                         1

Indirect ownership (identify the registered holder)                                                                      2

Control or direction (identify the registered holder)                                                                     3

F  For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6  Remarks

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used.

Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing

Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 System for Electronic Disclosure by Insiders (SEDI), the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission

4th Floor, 300 – 5th Avenue S.W.

Calgary, AB, T2P 3C4

Attention:    Information Officer *

Telephone: (403) 297-6454

Facsimile:   (403) 297-6156

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC,  V7Y 1L2

Attention:    Supervisor, Insider Reporting *

Telephone: (604) 899-6500 or

                   (800) 373-6393 (in BC)

Facsimile:   (604) 899-6550

The Manitoba Securities Commission

1130 – 405 Broadway

Winnipeg, MB, R3C 3L6

Attention:    Continuous Disclosure *

Telephone: (204) 945-2548

Facsmile     (204) 945-4508

Securities Commission of Newfoundland

P.O. Box 8700, 2nd Floor West Block

Confederation Building

St. John’s, NFLD, A1B 4J6

Attention:    Director of Securities *

Telephone: (709) 729-4189

Facsimile:   (709) 729-6187

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building

1690 Hollis Street, P.O. Box 458

Halifax, NS, B3J 3J9

Attention:    FOI Officer *

Telephone: (902) 424-7768

Facsimile:   (902) 424-4625

Ontario Securities Commission

Suite 1903, Box 55, 20 Queen Street West

Toronto, ON, M5H 3S8

Attention:    FOI Coordinator *

Telephone: (416) 593-8314

Facsimile:   (416) 593-3666

Commission des valeurs mobilieres du Québec **

Stock Exchange Tower

P.O. Box 246, 22nd Floor

800 Victoria Square

Montreal, PQ, H4Z 1G3

Attention:    Responsible de l’accès à l’information

Telephone: (514) 940-2150 or

                   (800) 361-5072 (in Québec)

Facsimile:   (514) 873-3120

Saskatchewan Securities Commission

800 – 1920 Broad Street

Regina, SK, S4P 3V7

Attention:    Director *

Telephone: (306) 787-5645

Facsimile:   (306) 787-5899

*    For questions about the collection and use of

     personal information

**  in Québec questions about the collection and use of

     personal information may also be addressed to the

     Commission d’accès à l’information du Québec

     (1-888-528-7741)

OSC 55-102F6 (Reverse) Rev. 2002 / 2 / 8